

January 14, 2014

Via E-mail
Mr. Shmuel Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

      Re: IDT Corporation
              Form 10-K for the Fiscal Year Ended July 31, 2013
              Filed October 15, 2013
              File No. 001-16371

Dear Mr. Jonas:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed on November 5, 2013 and incorporated by reference into Part III of Form 10-K

Bonus Awards, page 19

1.   We note your disclosure on pages 19 and 20 regarding bonus awards for performances in Fiscal 2012. Messrs. H. Jonas, S. Jonas, Fischer, Periera, and Ash received awards of $0, $110,000, $115,000, $450,000, and $200,000, respectively, for Fiscal 2012 performance. However, the Summary Compensation Table on page 23 shows the bonuses in the row for Fiscal 2013. Although we understand from the last paragraph on page 19 that these bonuses were paid in Fiscal 2013, please tell us why you believe these bonuses should be shown for compensation earned in Fiscal 2013. Please consider and address the following: Instructions to Item 402(c)(2)(vii) of Regulation S-K, Instruction 4 to Item 402(c) Regulation of S-K, and CD&I 119.25 which can be found on the internet at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. We also note your disclosure on page 22 that you paid bonuses to executive officers in September 2013 for performance in Fiscal 2013. Please tell us whether you have disclosed these bonuses in the Summary Compensation Table.

Summary Compensation Table for Fiscal Year 2013, page 23

3. We note your disclosure in footnote 1 to the Summary Compensation Table regarding your bonus compensation being "not determined based on previously established formulae, targets or ranges," and disclosure on page 19 that "bonus amounts awarded to executive officers are the result of subjective determinations made by the relevant members of management and the Compensation Committee." Nevertheless, you also state on page 19 that "bonuses paid to individual executives are based on the Company meeting the goals and metrics outlined, the individual's role in achieving those goals, if relevant, the performance of the business unit over which the individual exercised management, and other accomplishments during the year that were deemed relevant in specific instances." Please refer to CD&I 119.02 (available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm) and tell us why your bonuses should not be reported in the non-equity incentive plan compensation column. In this regard, we note from pages 19 and 22 the bonuses paid for Fiscal 2012 and 2013 were pursuant to goals set and communicated to management.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Joseph Cascarano, Staff Accountant, at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk, at 202-551-3208, Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

                                             Sincerely,

                                             /s/ Kathleen Krebs, for

                                             Larry Spirgel
                                             Assistant Director